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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                       (Amendment No. 2 - Final Amendment)

                             Computer Research, Inc.
                       (Name of Subject Company (Issuer))

                                 Rodger O. Riney
                       (Name of Filing Persons (Offeror))

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    205327109
                      (CUSIP Number of Class of Securities)

                                 Rodger O. Riney
                              CRI Acquisition, Inc.
                          12855 Flushing Meadows Drive
                            St. Louis, Missouri 63131
                            (800) 888-1980, ext. 1101
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                                 Bryan W. Baker
                      Gardere Wynne Sewell & Riggs, L.L.P.
                           1000 Louisiana, Suite 3400
                            Houston, Texas 77002-5007
                                 (713) 276-5754

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[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transaction to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X}

         This Amendment No. 2, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on August 4, 2000, by CRI Acquisition, Inc., a Delaware corporation (the "Purchaser"), and Rodger O. Riney, the President, Treasurer, Secretary, sole director and sole shareholder of the Purchaser, with respect to the offer by the Purchaser to purchase all of the outstanding shares of common stock, no par value, of Computer Research, Inc., a Pennsylvania corporation ("Computer Research"), at $2.42 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal were filed as exhibits to the Schedule TO.

         The Schedule TO is hereby amended and supplemented by adding the following:

                  "The Offer expired at 5:00 p.m., New York City time, on Friday, September 1, 2000. Pursuant to the Offer and based upon the report of the Depositary, the Purchaser has accepted for payment approximately 2,226,434 shares, which were validly tendered and not withdrawn (including approximately 5,651 shares tendered by guaranteed delivery), or approximately 90% of the outstanding shares when combined with the 1,403,495 shares purchased by the Purchaser on July 7, 2000.

                  Reference is hereby made to the press release dated September 5, 2000, which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference."

ITEM 12.  EXHIBITS.

         Item 12 is hereby amended and supplemented by the following:

         (a)(1)(I) Text of Press Release issued by CRI Acquisition, Inc. on September 5, 2000.


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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this amendment is true, complete and correct.


                                       Date:    September 5, 2000



                                                /s/ RODGER O. RINEY
                                       -----------------------------------------
                                       Rodger O. Riney


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                                  EXHIBIT INDEX

Exhibit No.         Description
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(a)(1)(I)           Text of Press Release issued by CRI Acquisition, Inc. on
                    September 5, 2000